Filed by Penn Virginia GP Holdings, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

Penn Virginia Resource Partners, L.P. & Penn Virginia GP Holdings, L.P. Fourth Quarter 2010 Analyst Conference Call, February 10, 2011 – 11:00 AM ET

Company Participants

•	William H. Shea, Jr., Chief Executive Officer

•	Bruce D. Davis, Jr., Executive Vice President and General Counsel

•	Robert B. Wallace, Executive Vice President and Chief Financial Officer

•	Ronald K. Page

•	Keith D. Horton

Other Participants

•	Mark Reichman

•	Ronald Londe

•	Jamie Spicer

•	Paul Forward

•	Jamie Melzer

MANAGEMENT DISCUSSION SECTION

Operator

Good morning and welcome to the Fourth Quarter 2010 Conference Call. All participants will be in listen-only mode. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to Mr. Bill Shea, CEO. Please go ahead, sir.

William H. Shea, Jr., Chief Executive Officer

Thanks, Amy. Thanks everyone for joining us today for the fourth quarter and full year 2010 results call. With me today is Rob Wallace, Executive Vice President and Chief Financial Officer; Bruce Davis, Executive Vice President and General Counsel; Keith Horton who is the President of Coal business; Ron Page who is the President of our Midstream business; and Forrest McNair who is our Controller is on the line as well.

Let me turn it over to Bruce for the forward-looking statement and then we’ll get started.

Bruce D. Davis, Jr., Executive Vice President and General Counsel

Thanks, Bill. In the course of our remarks and the subsequent Q&A session, we may be making forward-looking statements. For purposes of facilitating a good discussion, I’ll refer you to the forward-looking statements as referenced in yesterday afternoon’s press release noting that our business is subject to a variety of risks and uncertainties.

For our fuller discussion of these and other risks that could cause our results to change, please see PVG and PVR’s Forms 10-K and 10-Q, most recently filed with the SEC.

William H. Shea, Jr., Chief Executive Officer

Thanks, Bruce. First before we get started with the results. Let me highlight a correction to the press release that was issued last night. If you look at the third bullet point in the first paragraph titled fourth quarter results, that third bullet point sentence should read, net income for the fourth quarter was $19.8 million, or $0.26 per limited partner unit, as compared to $23.6 million or $0.33 per limited partner unit in 2009, not $0.83, it’s $0.33. So, I’m sorry for that, I apologize for that error.

Okay, so for the fourth quarter, EBITDA was $62.1 million versus $56.9 million in 2009, that’s a 9.1% increase. DCF declined $4.2 million to $ 44.1 million due primarily to a $4.1 million increase in interest expense as a result of the high yield debt offering that was completed in April of 2010.

The EBITDA increase that we experienced of $5.3 million was offset almost in total by $2.6 million increase in maintenance CapEx and a $2.5 million increase in derivative cash settlements. Net income was $19.8 million or $0.26 a unit versus $0.33 per unit in 2009, again not $0.83 a unit, but $0.33 a unit. The fourth quarter also included revenue of $5.5 million from a firm transportation contract settlement in our Midstream business versus $4.4 million in 2009.

As previously announced, PVR declared a fourth quarter distribution of $0.47 per unit, payable on February 14 to the unit holders of record on February 7. Annualized that distribution is $1.88 per unit. Operationally, we had a very good fourth quarter. Coal royalty tons were up 400,000 to $8.9 million in total. Coal royalty revenue per ton was $3.64 a ton, up 2.5% from 2009.

Midstream volumes increased 95 million cubic feet a day to an average of 398 million cubic feet a day in the fourth quarter versus the fourth quarter in 2009. The margins including the impact of derivatives, however, declined 14% due to market conditions. For the full year of 2010, coal royalty tons were up 200,000 tons to $34.5 million, the royalty per ton was up 7.7% reflecting strong net coal pricing, firming thermal coal prices and a production mix.

On the Midstream side, volumes averaged 355 million cubic feet a day versus 332 million cubic feet a day last year, a 6.9% increase. We experienced strong – a continued strong drilling activity in our Panhandle system and the start-up of our first Marcellus Shale system in Wyoming County, Pennsylvania. DCF for 2010 was $145.8 million versus $151.7 in 2009, and EBITDA was up to $201.8 million versus $180 million in 2009.

Overall, it was a very good year for PVR. We completed the transition from Penn Virginia Corporation. We improved the liquidity of the company dramatically. We executed well operationally, and we’ve generated some excellent internal growth opportunities particularly in the Marcellus Shale.

In January, we completed the Begley coal reserve acquisition that was announced in late 2010.

Also and I’m sure you are aware of this, PVG, previously announced the distribution of $0.39 per unit payable on February 22 to unitholders of record on February 15. This equates to $1.56 per unit annualized.

At this time, I’m going to turn it over to Rob, who is going to talk about the financial condition of the company and the guidance for 2011.

Robert B. Wallace, Executive Vice President and Chief Financial Officer

Okay. Thanks, Bill. Regarding capital investment and resources, as we discuss in the press release, PVR spent approximately $96 million in 2010 on internal growth project, over half of which was spent on our natural gas project in Pennsylvania. The $96 million combined with $28 million in completed coal acquisitions during the year totaled about $124 million in growth CapEx for 2010.

During 2011, PVR expects to invest approximately $140 million in internal growth capital, $120 million of which will be spent on our project in Pennsylvania. Combined with the closing of the Begley coal acquisition, which we announced last month for approximately $100 million, PVR is expecting to put nearly $0.25 billion to work in 2011.

As far as how we’re going to pay for this growth, PVR had borrowings of $408 million under our revolver with $440 million of capacity, so we should be in good shape on that front. Regarding guidance we have changed the metrics, which we are guiding to for 2011, which we hope will be more useful.

As we disclosed in the press release, current expectations are to generate $230 million in EBITDA and $140 million in distributable cash flow for 2011.The DCF amount is net of maintenance and replacement capital of $41 million, which is comprised of $14 million in maintenance capital expenditures and $26.9 million of replacement capital.

Since EBITDA and DCF are non-GAAP measures we have reconciled them in the tables included in the press release. And I would urge you all to have a look at those as well. As we discussed in the past, by deducting our estimate of replacement capital from cash flow, we feel we’re being more transparent in calculating the cash available for distribution to the unitholders.

Also as we discussed last fall, when we introduced this content in connection with the proposed PVR, PVG merger, the reduction in our distributable cash through the inclusion of the replacement capital is offset by a reduction in our targeted coverage ratio to approximately 1.05 times.

So based on our guidance of $140 million of distributable cash flow, after deduction of the maintenance and replacement capital, our coverage ratio on $1.88 annualized paid now would be about 1.12 times.

So I think with that, Bill, I’ll turn it back to you.

William H. Shea, Jr., Chief Executive Officer

Thanks, Rob. Finally let me remind you that on February 16 there’s going to be a PVR unitholder meeting and a PVG unit holder meeting to consider the merger of the two entities previously announced. As you know management is fully in support of the proposed merger, we think it make sense for both the PVR and PVG unitholders. The merger will lower PVR’s cost of capital and make PVR more competitive in pursuing growth opportunities, both internally and by acquisition.

We also believe the simplification of our business structure and the elimination of the additional cost of maintaining two publicly traded entities will be beneficial. The benefits of the merger also have been recognized by ISS, Glass Lewis and Egan-Jones. All of whom have recommended the unitholders of PVR and PVG vote in favor of the merger.

PVR and PVG are working diligently to ensure that all the unitholders have an opportunity to cast to their votes and were encouraged by the response to date and are hopeful that the unitholders will agree with management, the respective Boards of Directors and the three major proxy advisory firms that this merger is good for PVR and PVG.

I think at this time, Amy, we’ll turn over the lines for questions.

Q&A

Operator

Thank you. We will now begin the question-and-answer session. [Operator Instructions] At this time we will pause momentarily to assemble our roster. Our first question is from Mark Reichman with Madison Williams. Please go ahead.

<Q - Mark Reichman>: Good morning. I was wondering if you could please provide a reconciliation between the 2011 EBITDA guidance and the 2010 actual EBITDA, kind of summarizing the pluses and minuses, like for example, what incremental EBITDA do you foresee from the Marcellus project, as well as the recent coal acquisition? And then also what are some of the offsets to that?

<A - William H. Shea, Jr.>: Mark, we didn’t provide a whole lot of that detail in the press release. I can say, I guess is that the coal business in our view will be fairly in line with 2010 based on strong coal markets. And on the Midstream side, I guess all I’d probably prefer to say is that, we are putting in nearly $200 million of capital into Pennsylvania on our natural gas project there. And there are expected returns from that and also from the Begley acquisition. And I don’t think we have previously disclosed what our expected returns are on those.

<Q - Mark Reichman>: I think on the last conference call, the last earnings call in response to a question, you had mentioned that you expected to see Marcellus project to generate an incremental $20 million to $25 million of EBITDA, I believe, initially and then I think over time you saw that ramping up. And so I was just curious if that’s still your view?

<A - William H. Shea, Jr., Chief Executive Officer>: I would – I’d go along with that.

<Q - Mark Reichman>: Okay. And then second, I was just curious, what was responsible for the increase in the maintenance CapEx in the fourth quarter?

<A - William H. Shea, Jr., Chief Executive Officer>: Yes, I’ll tell you. During the year for 2011, I think the big reason for the increase over 2009 – excuse me, from ’10 to ’09 is that there was a carryover of maintenance capital from ’09 into ’10 that wasn’t spent on projects. And that’s why ’10 was a little bit higher than ’09.

<Q - Mark Reichman>: Okay. That’s helpful. And could you just provide maybe a little more detail on kind of the status of the pipeline project in the Marcellus?

<A - William H. Shea, Jr., Chief Executive Officer>: Ron, you want to give that a shot.

<A - Ronald K. Page>: Sure. Of course the first system we built [inaudible] system, it’s been operational now for six or seven months and continues to do well. We expect it – we have an expansion of it that we’re on the front end of right now. And the larger project that one over Lycoming County, actually in Williamsport at our office today near the project and where we’re nearing start-up of it.

<Q - Mark Reichman>: Okay. Thank you. And then lastly, so I can let others ask their questions is – the San Juan Basin coal properties are I guess the average life is probably less than five years, it’s a fairly significant percentage of your production but a small percentage of overall reserves and you recently made an acquisition of coal reserves last year. I was just wondering how you think about that and what opportunities you’re seeing out in the market right now.

<A - William H. Shea, Jr., Chief Executive Officer>: Keith, do you want to [inaudible] that question?

<A - Keith D. Horton>: Sure, Bill. Well, yes, you are correct, Mark, in the analysis of the San Juan Basin. As a matter of fact, production is actually increasing from our property in that basin. The recent Begley acquisition was part of our strategy to increase and offset the depletion of that reserve in the San Juan Basin.

And we continue to see a number of opportunities over both the Illinois Basin and the Central App Basin as far as potential opportunities for acquisitions. So we feel confident if that we will be able to replace the San Juan production, keeping in mind as well too that those – the royalty generated from that production in comparison to Central App is relatively low. And it doesn’t take nearly as much Central App production to offset it as there is coming out of that San Juan Basin, so.

<Q - Mark Reichman>: Okay. That’s very helpful. Thank you very much.

Operator

Our next question is from Ron Londe with Wells Fargo.

<Q - Ronald Londe>: Thank you. I noticed that the average royalty per ton appears to have declined sequentially from the third quarter, from about $4.10 a ton to the third quarter of $3.64. Can you kind of give us some insight into what happened there?

<A - Keith D. Horton>: You want me to take that one, Bill?

<A - William H. Shea, Jr., Chief Executive Officer>: Sure, Keith. I think that would be great.

<A - Keith D. Horton>: Basically, it’s a mix issue, Ron. What we had was a timing issue of a Patriot longwall in Southern West Virginia that is not operating on our property that will ultimately move onto the property. And the probation was supplanted by an increase in production in the San Juan Basin at much lower royalty rate. So you’ll see a mix issue that pulled down the overall royalty per ton.

<Q - Ronald Londe>: When do you expect that mix to change significantly, in which quarter in – during 2011?

<A - Keith D. Horton>: Well, we’re already seeing it change with the crossover tons moving into the metallurgical market. I think they firmed up a little bit already. November was relatively weak on the met coal side too in terms of the amount of production from our properties that moved into the met market. And we’re already seeing that offset occur in late – well, in December and January.

<Q - Ronald Londe>: Okay. On the natural gas midstream side, sequentially the margin per Mcf jumped from the third quarter of $0.79 to $1.15 in the fourth quarter. Was there anything unusual in that quarter that sparked that increase besides the volatility of crude oil and natural gas?

<A - Robert B. Wallace, Executive Vice President and Chief Financial Officer>: Ron, I just want to make sure –and that’s a great point, but in the fourth quarter of the last two years and prior to that, we had received an annual payment at the end of the year from our customers for transportation that they didn’t ship, let’s say, and that number this year was $5.5 million. It was for the year paid in December and last year was $4.4 million.

And we put it out – that’s the fourth bullet point under the quarterly results on the press release. And the reason we [inaudible] that out is because I got the sense last year that people took the last quarter of the year and analyze those results, but they do include this one-time, or I should say, an annual payment in the last quarter of the year.

<Q - Ronald Londe>: Because the last year was [inaudible]?

<A - Robert B. Wallace, Executive Vice President and Chief Financial Officer>: $5.5 million.

<Q - Ronald Londe>: Okay. All right, thank you.

Operator

Our next question is from Jamie Spicer with Wells Fargo. Please go ahead.

<Q - Jamie Spicer>: Yeah, hi, good morning. I just had a couple of questions. First of all, on the natural gas midstream side, you had a pretty big ramp up in volumes between Q2 and Q3 from 320 million cubic feet a day to 394 cubic feet a day, and then a much more modest ramp up here in the fourth quarter. Can you just comment on what you’re seeing on the volume side in each of your areas?

<A - Ronald K. Page>: Sure. This is Ron Page, again. We – the ramp-up was largely due to volumes increasing on the Panhandle System as we saw increased drilling in the Granite Wash [inaudible] systems and also the horizontal Cleveland. We had expected that increase sooner than it actually came, but it did come. And we also had a significant increase in volumes in East Texas in their Crossroads plant. I guess since that time, we’ve seen the drilling at Crossroads slowdown significantly. Obviously, our major customer at Crossroads is Penn Virginia Oil and Gas and they have ceased drilling there, while we do have other customers who are still drilling.

But we have seen some volume erosion in East Texas, because of the decreased activity. In the panhandle, we’ve seen no decrease in activity. In fact, the number of producers seemed to have been increasing their activity if anything. So we would expect, I guess volumes to remain stable to up in the panhandle, they’ll probably be decreasing in East Texas, I guess, based on what we’re seeing now. And probably holding cost in their present handling facilities. So that’s the short of how things look to me right now.

<Q - Jamie Spicer>: No, that’s helpful. Do you have any indication as to the volume of decrease that you might be expecting in East Texas?

<A - Ronald K. Page>: It’s hard to tell. Some of the wells are Cotton Valley wells, some of them are Haynesville wells. And I do know we have some gas coming in from a third-party that may offset part of that decrease, but I don’t feel like I know enough about it to comment.

<Q - Jamie Spicer>: Okay. And now are there any volumes from range in your current numbers?

<A - Ronald K. Page>: No, there are not. Our range volumes would be on the Lycoming County system in Central – North Central Pennsylvania that we’re close to starting up.

<Q - Jamie Spicer>: Okay. And I think on your last call, you were waiting permits on three stream crossings.

<A - Ronald K. Page>: We received those permits in maintenance crossings. That’s why we are close to starting up.

<Q - Jamie Spicer>: Okay. So your plan is still for a Q1 start-up at this point?

<A - Ronald K. Page>: Yeah.

<Q - Jamie Spicer>: Okay. And then just in terms of your CapEx. Will your CapEx be more heavily weighted towards one part of the year or another?

<A - Robert B. Wallace, Executive Vice President and Chief Financial Officer>: My guess is, yes. Probably be – if I was going to say more heavily weighted to the first half, but beyond that I don’t really have a sense. I think it will be a little bit stronger or a little bit larger in the first half of the year than the back half. But that could change.

<Q - Jamie Spicer>: Okay. And then final question from me, just with gas prices where there are. Are you seeing any sign at all of range slowing down its activity or its planned built-out at all?

<A - Ronald K. Page>: Not so far.

<Q - Jamie Spicer>: Okay. That’s it. Thank you.

Operator

Our next question is from Paul Forward with Stifel Nicolaus. Please go ahead.

<Q - Paul Forward>: Good morning. Just a couple of questions for Keith here. On the – can you step us through a little bit from 2010 to 2011 where you’d see volumes by region going at your [inaudible] when you bake in things like the Begley acquisition?

<A - Keith D. Horton>: Well, we will certainly see a volume increase out of Begley and that will be in Central Appalachian. Of course we will see an increase in volume out of the San Juan Basin, in 2011 they’ve installed a new shovel well at the mine there, so increased production coming out of San Juan. And we will see a slight increase in total out of Central App as Begley offset some depleting property we have in Virginia.

Illinois Basin will remain virtually flat year-to-year. And Northern Appalachia – our Northern Appalachia production should see a very modest increase. So that’s primarily driven by Patriot’s activities in Northern Appalachia. So that’s sort of the broad brush of production increases some in Central App and the lion’s share coming out of the San Juan Basin.

<Q - Paul Forward>: Great. And when you look at the royalty per ton out of Central App, can you give us a sense of, we have seen obviously metallurgical coal prices spiking but a lot of that stuff was already locked in on price earlier, before the move in met pricing. Can you give us a sense of how the moving parts would flow into an overall average royalty rate change for ’11 versus 2010? And this is – would just be for Central App.

<A - Keith D. Horton>: Okay. Just for Central App?

<Q - Paul Forward>: Yep.

<A - Keith D. Horton>: We’ll look at – we will look at a modest increase and royalty per ton there based on the activity primarily in the metallurgical market and the ramp up of production coming from our Spruce Laurel property, which is primarily metallurgical coal. So the mix change is somewhat and we’ll see a little improvement in that overall Central App royalty per ton, as the percentage of met actually increases as much as anything.

You will see, and in the other basins, you will see relatively flat in Northern App and San Juan as you – those are fixed price contracts that have annual escalator. So there is a small 3% increase in each of those basins built into the contractual arrangement. So that’s where we look to be for 2011.

<Q - Paul Forward>: Okay. And just, thinking a little bigger picture when you look at comparing contrast your opportunities that you have in participating in the shale developments in gas, or possibly new acquisitions in coal, considering the very strong metallurgical markets we are seeing right now. Can you just talk a little bit about how you look at the returns in one general set of opportunities versus the other and where you’d like to position the company over time?

<A - William H. Shea, Jr., Chief Executive Officer>: Well, I’ll take a stab at that, I’m not sure we – when we look at the coal acquisitions or midstream acquisition, we’re obviously looking at returns that are greater than our cost of capital. I think probably the coal returns are perhaps today anyways a little bit less than the midstream opportunities we’re seeing, especially the internal growth opportunities. But we’ve got plenty of capacity and were looking to grow the coal reserves and grow the midstream business. So we’re being pretty active I think.

<Q - Paul Forward>: Okay. Thanks.

Operator

Your next question is from Jamie Melzer with Merrill Lynch. Please go ahead.

<Q - Jamie Melzer>: Hi, good morning.

<A - William H. Shea, Jr., Chief Executive Officer>: Good morning.

<Q - Jamie Melzer>: A couple of quick questions. At year end, you have little over $400 million drawn on the revolver and presumably that will go up a little bit when you closes them, the Begley acquisition. What part do you feel comfortable with those borrowings and kind of at what level may you look to terms some of that out?

<A - Robert B. Wallace, Executive Vice President and Chief Financial Officer>: Well, right now after the Begley acquisition, we have $350 million I think of capacity. And so we are – I think that right now we’re under no pressure to do so. But I think as you get below $200 million of capacity I guess you’d start to look at the market. And I think going forward we probably be opportunistic on how we’d access the debt and equity markets to reload the revolver or take advantage of strong pricing.

<Q - Jamie Melzer>: Okay. [inaudible] And then one other thing, can you tell us kind of what percent of your royalty tons are exposed to metallurgical, or what the mix is between high-vol, low-vol [inaudible]?

<A - William H. Shea, Jr., Chief Executive Officer>: Keith?

<A - Keith D. Horton>: We don’t have any exposure to low-vol at the current time. On the high-vol side, we’ll see about 15% to 16% of our production in the met coal side of the equation, as compared to our reserve base of what we call about 11% to 12%. Metallurgical grade coal, the difference being the crossover tons that of high quality thermal coal that move into the met market in the high pricing environment that we’re currently in, sees a shift in that, out of the normal definition of metallurgical reserves, so about 15% to 16% met.

<Q - Jamie Melzer>: Okay. And the 15% to 16%, is any of that [inaudible] fixed price contract?

<A - Keith D. Horton>: Beg your pardon.

<Q - Jamie Melzer>: Of the 15% to 16% of the production, is any of that under fixed price contracts, or should we expect to see that move up – the prices.

<A - Keith D. Horton>: Well, there’s a portion under fixed price contract, but more and more of the met businesses moving to quarterly pricing, so it’s becoming much more difficult to forecast those pricing levels.

<Q - Jamie Melzer>: Okay. Thank you. That’s it for me.

Operator

[Operator Instructions]

<A - William H. Shea, Jr., Chief Executive Officer>: Okay, Amy. I think we’re probably done.

Operator

Yes, I’m showing no further questions in the queue at this time.

William H. Shea, Jr., Chief Executive Officer

Thanks very much, everybody for staying on the call. And we’ll talk to you in the next quarter. Thank you.

Operator

This conference call has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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PVR and PVG have filed a joint proxy statement/prospectus and other documents with the SEC in relation to their proposed merger. Investors are urged to read these documents carefully because they contain important information regarding PVR, PVG, and the transaction. A definitive joint proxy statement/prospectus and joint proxy statement/prospectus supplement has been sent to unitholders of PVR and PVG seeking their approvals as contemplated by the Merger Agreement. Investors may obtain a free copy of the joint proxy statement/prospectus, joint proxy statement/prospectus supplement and other documents containing information about PVR and PVG, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (610) 975-8204 or invest@pvrpartners.com or by accessing www.pvresource.com or www.pvgpholdings.com.

PVR, PVG, and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in PVR’s and PVG’s Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus.

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